[Company Letterhead]
November 4, 2010
VIA EDGAR
Ms. Kathryn McHale
Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CapitalSource Inc. Form 10-K for the year ended December 31, 2009 Schedule 14A Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 File No. 001-31753
Dear Ms. McHale and Mr. Clampitt:
This letter supplements our response to Comment 8 in our letter dated September 23, 2010 (included later in this letter for reference purposes) which addressed the staff’s comments set forth in your letter addressed to CapitalSource Inc. (the “Company”) dated August 25, 2010 regarding the Company’s Form 10-K for the year ended December 31, 2009, Schedule 14A, and Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.
Supplemental Response: For future filings, including our Form 10-Q for the quarterly period ended September 30, 2010, we will revise our disclosures as requested, except we will not include detailed discussion on individual non-performing credit relationships. Although we provided a table containing information on our ten largest non-performing credit relationships in our letter dated September 23, 2010, as we were preparing our Form 10-Q for the quarterly period ended September 30, 2010, we concluded that these credit relationships are not individually material to our consolidated financial statements. Specifically, our largest non-performing credit relationship comprises less than 2% of our total outstanding loan balance as of September 30, 2010. Only two non-performing credit relationships are individually greater than 1% of our total outstanding loan balance as of September 30, 2010.
Although these credit relationships are not individually material to our consolidated financial statements, we will revise our disclosures to include aggregate information on our largest non-performing credit relationships, defined as all non-performing credit relationships which individually exceed five percent of total non-performing credit relationships. The revised disclosure will be as follows: There are 126 credit relationships in the non-performing portfolio as of September 30, 2010 and our three largest non-performing credit relationships totaled $257.0 million and comprise 25.3% of our total non-performing loans. These credit relationships comprise real estate construction and real estate loans to borrowers in the construction and accommodation and food services industries.

The collateral supporting these loans include land, a hotel and multiple vacation properties. These loans were originated between December 2005 and June 2007. Two of these credit relationships contain loans that were on non-accrual status as of September 30, 2010 and were placed on non-accrual status in March 2010 and June 2010, respectively. As of September 30, 2010, we have established an aggregate allowance for loan losses of $9.4 million on the loans comprising these three credit relationships. Additionally, the outstanding loan balances as of September 30, 2010 for these three credit relationships are inclusive of charge offs taken to reduce the outstanding loan balances to the estimated fair values of the collateral based upon appraisals received in 2010.
We believe that the aggregated quantitative information and enhanced disclosures that we have included in our Form 10-Q for the quarterly period ended September 30, 2010 regarding our non-performing loans are sufficient to enable a reader to understand how we review and account for such loans.
In addition to the above points, we believe that inclusion of detailed information on individual non-performing credit relationships could potentially negatively impact our negotiations with borrowers as we attempt to recover the maximum amounts possible through our workout process.
We will include detailed discussion on individual non-performing credit relationships and aggregated information on our largest non-performing credit relationships in future filings to the extent material to our consolidated financial statements.
Comment 8 and the related response in our letter dated September 23, 2010, are as follows:
Comment: In addition, given the significant increase in your nonperforming loans and in an effort to promote greater transparency within your disclosure, please tell us and revise your future filings to disclose the following for your loan portfolio and by each reportable segment:
•	Discuss whether the increase in nonperforming loans relate to a few large credit relationships or several small credit relationships or both;

•	If a few large credit relationships make up the majority of your nonperforming loans, discuss those relationships in detail, including:
•	the type of loan and industry (commercial, commercial real estate, construction, etc.);

•	when the loan was originated;

•	the allowance for loan losses associated with the loan, as applicable;

•	when the loan became non-accrual;

•	the underlying collateral supporting the loan;

•	the last appraisal obtained for the loan, as applicable; and

•	any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.
•	Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

•	Disclose any remediation efforts you have taken, or plan to take, to collect on these loans.
Response: The increase in the non-performing loan balance from December 31, 2009 to June 30, 2010 consists of a few large credit relationships as well as a number of smaller credit relationships. There are 123 credit relationships in the non-performing portfolio as of June 30, 2010, and the largest ten relationships in the non-performing portfolio represent $656.0 million, or 46.2%, of the non-performing loan portfolio.
See Schedule A for a detail of the ten largest non-performing credit relationships as of June 30, 2010.
Although we have historically disclosed delinquency information in the aggregate, in future filings we will disclose delinquency information by loan type. Delinquency is a factor that is considered in deriving loan ratings, which impact the general reserve for non-impaired loans. Delinquency can also present an indicator of impairment, potentially resulting in a specific allowance for a loan. To determine whether a specific reserve is necessary, we first assess every special mention or worse loan for impairment and a delinquent loan has an increased likelihood of being classified as special mention or worse. Our general reserve factors are higher as the loan’s classification deteriorates.
Our remediation efforts on problem loans are based upon the characteristics of each specific situation. The various remediation efforts that we may undertake include, among other things, one or a combination of the following:
•	request that the equity owners of the borrower inject additional capital,

•	require the borrower to provide us with additional collateral,

•	request additional guaranties or letters of credit,

•	request the borrower improve cash flow by taking actions such as selling non-strategic assets or reducing operating expenses,

•	modify the terms of our debt, including the deferral of principal or interest payments, where we will appropriately classify the modification as a troubled debt restructuring,

•	initiate foreclosure proceedings on the collateral, or

•	sell the loan in certain cases where there is an interested third party buyer.

We will revise future filings as requested.

______________
Should you have any questions concerning this matter, please do not hesitate to call me at (301) 841-2714.

Sincerely,
/s/ Donald F. Cole
Donald F. Cole
Chief Financial Officer

Schedule A
Ten Largest Non-performing Credit Relationships as of June 30, 2010

								Date of	Amount
							Underlying	Last	of Last
					Allowance	Date of	Collateral	Appraisal	Appraisal
	Loan	Type of		Origination	for Loan	Non -	Supporting	of	of
Relationship	Balance	Loan	Industry	Date	Losses	Accrual	Loans	Collateral	Collateral
	($ in thousands)
1	$161,387	Real Estate -	Accommodation and	6/27/2007	$16,725	3/2010	Hotel	6/4/2010	$182,000
		Construction	Food Services
2	89,837	Real Estate	Accommodation and	4/30/2007	1,892	6/2010	Multiple Vacation	1/1/08 —	125,611
			Food Services				Properties	10/31/09
3	76,362	Real Estate -	Construction	12/21/2005	—	N/A	Land	6/1/2010	168,300
		Construction
4	70,358	Real Estate -	Construction	6/8/2006	—	N/A	Land	2/5/2010	195,000
		Construction
5	47,629	Commercial	Retail Trade	10/15/2007	471	12/2009	Enterprise Value	N/A (1)	N/A	(1)
6	47,129	Real Estate -	Construction	5/12/2006	8,334	6/2009	Land	4/21/2006	92,400
		Construction
7	45,103	Real Estate -	Accommodation and	1/25/2007	24,957	8/2009	Hotel	4/23/2010	29,500
		Construction	Food Services
8	43,258	Real Estate -	Construction	1/20/2006	—	6/2009	Land	6/14/2010	48,060
		Construction
9	38,620	Commercial	Professional,	6/18/2001	3,540	1/2010	Enterprise Value	N/A (1)	N/A	(1)
			Scientific, and
			Technical Services
10	36,287	Real Estate -	Construction	3/10/2006	16,353	12/2009	Land	6/14/2010	25,000

		Construction
Total	$655,970

(1)	Loan is secured by the enterprise value of the borrower for which we estimate the value by using internally developed estimates.